SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 10, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

_________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

Symbol - AIM & TSX: KGI

November 10, 2004

SHARES FOR PROCEEDS OF APPROXIMATELY £5.26 MILLION PLACED

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has placed 1,950,292 new common shares (“New Shares”) at a price of £2.70 (CDN$ 6.00) for gross proceeds of approximately £5.26 million (CDN$ 11.7 million) conditional upon closing and admission to the AIM market of London Stock Exchange Plc.  It is expected that closing and admission will take place on 16 November 2004.  The New Shares were placed by Canaccord Capital (Europe) Limited to European institutional investors.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

Subject to compliance with applicable law, the New Shares may be traded through AIM immediately after closing but will be subject to restrictions on resale in North America for four months after closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	November 15, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer